Reply to the Attention of	Herbert (Herb) I. Ono
Direct Line	604.691.7493
Direct Fax	604.893.2398
Email Address	herbert.ono@mcmillan.ca
Our File No.	62250-0007
Date	May 23, 2012

Via EDGAR Correspondence and Delivered

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549-4628

Attention: Mr. James Lopez, Legal Branch Chief

Dear Sirs/Mesdames:

Re:	Silvermex Resources Inc.
Registration Statement on Form 40-FR12G
Filed April 2, 2012
File No. 000-50116

     We are counsel for and write on behalf of Silvermex Resources Inc. (the “Company”) in response to the Staff’s letter of April 27, 2012 (the “Comment Letter”) signed by Mr. James Lopez, Branch Chief, of the United States Securities and Exchange Commission (the “Commission”).

     On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system: (a) a draft Amendment No. 1 (the “Form 40-F/A”) to the Company’s registration statement on Form 40-F (as filed on April 2, 2012, the “Form 40-F”); (b) a draft of the Company’s amended Management’s Discussion and Analysis for the fiscal year ended December 31, 2011 (the “Amended MD&A”); and (c) a draft of the Company’s amended Annual Information Form for the year ended December 31, 2011 (the “Amended AIF”). We confirm that the draft Form 40-F/A, draft Amended MD&A and draft Amended AIF have been redlined to show all changes from the original filings. We also confirm that redlined copies, as well as clean copies, of the Form 40-F/A, Amended MD&A and Amended AIF will be enclosed with the couriered copy of this letter.

     On behalf of the Company we provide below our item-by-item responses to the comments made in the Commission’s Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response below corresponds to the paragraph numbering used in the Comment Letter. We confirm that the disclosure changes described below have been made in the draft Form 40-F/A, the draft Amended MD&A or the draft Amended AIF transmitted herewith, and that the same will be made in the actual Form 40-F/A, Amended MD&A and Amended AIF, as applicable, when filed with the Commission. We confirm that the Company intends to make such filings as soon as the Commission confirms that its comments have been resolved to its satisfaction.

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May 23, 2012

Commission Comments:

General

1.

Please note that your Form 40-F goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Company Response:

The Company acknowledges that the Form 40-F will go effective by lapse of time on June 1, 2012 (the “Effective Date”), being that date that is 60 days after the filing date of the Form 40-F, pursuant to section 12(g)(1) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that the Company will become subject to the reporting requirements of section 13(a) of the Exchange Act as of the Effective Date.

2.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the introductory notes to your Annual Information Form that you are an emerging growth company. In addition, revise your registration statement elsewhere to describe how and when a company may lose emerging growth company status and provide a brief description of the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002.

Company Response:

The Company respectfully submits that it would be inappropriate to include the requested disclosure in the Amended AIF given that: (a) the Amended AIF is a document that is governed by Canadian disclosure standards; (b) the Jumpstart Our Business Startups Act was not in force as of March 26, 2012 or April 2, 2012, being the dates of filing of, respectively, the Company’s annual information form for the year ended December 31, 2011 and the Form 40-F; and (c) the Company is not yet subject to the reporting requirements of section 13(a) of the Exchange Act.

However, the Company acknowledges that the requested disclosure may be of interest to investors in the United States, and therefore proposes to include the following disclosure in the Form 40-F/A, under the heading “Explanatory Note - Silvermex’s Status as an Emerging Growth Company:

May 23, 2012

“The Registrant is an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the United States Jumpstart Our Business Startups Act (the “JOBS Act”), enacted on April 5, 2012), and the Registrant will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which the Registrant has total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Securities and Exchange Commission (the “SEC”)) or more; (b) the last day of the fiscal year of the Registrant following the fifth anniversary of the date of the first sale of common equity securities of the Registrant pursuant to an effective registration statement under the United States Securities Act of 1933, as amended; (c) the date on which the Registrant has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (d) the date on which the Registrant is deemed to be a ‘large accelerated filer’, as defined in Exchange Act Rule 12b–2. Therefore, the Registrant expects to continue to be an emerging growth company for the foreseeable future.

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that meet the definition of a “smaller reporting company” in Exchange Act Rule 12b-2, an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as the Registrant continues to qualify as an emerging growth company, it will be exempt from the requirement to include an auditor attestation report in its annual reports filed under the Exchange Act, even if it does not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the Sarbanes-Oxley Act of 2002 has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from the rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the rgistrant (auditor discussion and analysis).”

3.

We note the April 3, 2012 press release on your website, “First Majestic Announces Friendly Acquisition Of Silvermex Resources.” Please update your disclosure regarding the acquisition by First Majestic. Please also address if and how it may affect your future filings.

Company Response:

The Company proposes to file as additional exhibits to the Form 40-F/A: (a) its news release dated April 3, 2012 relating to the proposed acquisition of the Company by First Majestic Silver Corp. (“First Majestic”) pursuant to court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”); (b) the related material change report dated April 12, 2012; and (c) the Arrangement Agreement dated April 3, 2012 between the Company and First Majestic.

May 23, 2012

The Company also proposes to include disclosure concerning the Arrangement in the Form 40-F/A, under the heading “Explanatory Note - Proposed Business Combination Transaction”, and in the Amended AIF. Such disclosure in the Form 40-F/A expressly references the foregoing exhibits. In addition, the following disclosure has been included in the Form 40-F/A, under the heading “Explanatory Note – Proposed Business Combination Transaction”:

“In the event that the Arrangement is consummated, Silvermex will become a wholly-owned subsidiary of First Majestic. Accordingly, it is anticipated that First Majestic will cause Silvermex to file a Form 15 with the SEC pursuant to Exchange Act Rule 12g-4. Under Exchange Act Rule 12g-4, termination of registration of Silvermex’s common shares under section 12(g) of the Exchange Act would take effect 90 days, or such shorter period as the SEC may determine, after the filing of the Form 15. Upon filing of the Form 15, Silvermex’s duty to file any reports required under section 13(a) of the Exchange Act will be suspended immediately, but if the Form 15 is subsequently withdrawn or denied, Silvermex would be required to file with the SEC within 60 days after the date of any such withdrawal or denial, all reports which would have been required had the Form 15 not been filed.”

Commission Comment:

Mine Operations – Exhibit 99.1, page 4

4.

We note your 2011 production and cannot reconcile the production grades with your materials produced for the year 2011. The weighted-average grade of your quarterly production does not agree with your annual average grade. Please modify your filing and correct these production estimates.

Company Response:

The Company has reviewed the table (the “Production Table”) at page 4 of its Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, under the subheading “Mine Operations”, which summarizes metal production at the La Guitarra mine (the “Mine”) for the periods indicated. As originally disclosed in the Production Table, 437,953 ounces of silver and 4,293 ounces of gold were produced at the Mine during the year ended December 31, 2011. However, the grades of the production for the year ended December 31, 2011, after reconciliation with physical inventory, were 196 grams per metric ton for silver (not 172 grams per metric ton, as originally disclosed) and 1.8 grams per metric ton for gold (not 1.7 grams per metric ton, as originally disclosed). The Production Table has been corrected in the Amended MD&A.

May 23, 2012

The Company acknowledges that it is not possible to compare ounces produced at the Mine with ounces sold and period-end inventories without incorporating information concerning recovery rates at the refinery. Accordingly, the Company has added the following information to the Production Table in the Amended MD&A, for the reported periods during 2011:

	Three Months Ended December 31, 2011	Three Months Ended September 30, 2011	Three Months Ended June 30, 2011	Three Months Ended March 31, 2011	Year Ended December 31, 2011
Silver Recover at Refinery (%)	79.2%	82.4%	83.8%	83.6%	81.6%
Gold Recovery at Refinery (%)	92.1%	92.5%	93.8%	92.7%	92.7%

The Company confirms that, as can be inferred from the Production Table, not all of 2011 production was sold. Therefore, 14,112 ounces silver and 126 ounces gold are disclosed in the Production Table as being held in inventory as of December 31, 2011.

Commission Comment:

History – Exhibit 99.4, page 20

5.

Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF Files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551- 3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of patter or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

May 23, 2012

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Company Response:

A small-scale map showing the location and access to each material property has been included in the Amended AIF.

Commission Comment:

Resources and Reserves – Exhibit 99.4, page 26

6.

We note your reserve estimates were established as of December 16, 2009. Please update your reserves to reflect deductions due to your production for the last two years and modify your reserve estimate to coincide with your fiscal year ending December 31, 2011.

Company Response:

The Company is a “reporting issuer” under the securities laws of British Columbia, Alberta and Ontario, and its reserve estimates were prepared and disclosed in accordance with applicable securities regulation in Canada, including the National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). The Company’s reserve estimates as of December 16, 2009 were established in connection with a proposed mine expansion for La Guitarra Mine prepared by Kappes, Cassiday and Associates (the “Feasibility Study”) which, among other things, evaluated the expansion of the Company’s existing mining operations at La Guitarra Mine from 320 to 3,000 tonnes per day and contemplated the processing of 2.2 million tonnes of ore mined from underground and 6.8 million tonnes of ore mined from surface. These NI 43-101 reserve estimates are not equivalent to “reserves” within the meaning of SEC Industry Guide 7. The Company has not proceeded with the proposed open pit surface mining contemplated in the Feasibility Study, and therefore the Company proposes to add the following disclosure to the Amended AIF to show a reduction of underground reserves to reflect production in 2010 and 2011:

May 23, 2012

“The following tabulates the reduction of underground reserves estimated as of December 16, 2009 based on production at La Guitarra Mine from underground operations in 2010 and 2011:

Total Underground Proven and Probable Reserves	As at December 16, 2009	2010 Production	2011 Production	As at December 31, 2011
tonnes ('000)	2,185	40	81	2,064
oz Ag	14,662,000	149,850	437,953	14,074,197
oz Au	102,700	1,192	4,293	97,215

Commission Comment:

Resources and Reserves – Exhibit 99.4, page 28

7.

We note that mineral resources must have reasonable prospects for economic extraction. For both operating mines and undeveloped properties this means that any reportable resources estimates must be delimited using an economically based cutoff to segregate resources from just mineralization or a mineral inventory. Based on the information provided by your table titled as the “Creston Resource by Class and Cut-Off” your cutoffs mostly provide an estimate of geologically available mineralization and do not appear to be related to economic conditions at your property. Please remove all resource estimates which are not based on an economically derived cutoff. If you choose to provide us with revised estimates of resources based on an economic cutoff, supplementally provide backup calculations and information sufficient to support your conclusion.

Company Response:

The table entitled “Creston Resource by Class and Cut-off” that formerly appeared in the Company’s Annual Information Form for the year ended December 31, 2011 has been excluded from the Amended AIF.

Commission Comment:

Material Contracts – Exhibit 99.4, page 45

8.	Supplementally provide the complete terms and conditions for the smelting agreement between your company and the Compania Minera Pena de Bernal, S.A. de. C.V.

Company Response:

Enhanced disclosure has been added to the Amended Annual Information Form, under the heading, “Business of Silvermex – Product Summary – Distribution Methods”, concerning the smelting agreement between Silvermex and Compania Minera Pena de Bernal, S.A. de. C.V.

May 23, 2012

Commission Comments:

Exhibit 99.5 Audited Annual Financial Statements for the years ended December 31, 2011 and 2010

Note 3 Significant accounting policies, page 6

9.	Please clarify you your accounting policy for stripping costs and whether you have adopted IFRIC 20.

Company Response:

The Company currently does not have an accounting policy for stripping costs because its only mine site, the La Guitarra mine located in Mexico, is an underground mine and the Company’s operation does not access mineral ore deposits from the surface.

The effective date of adoption for IFRIC 20 is for annual periods beginning on January 1, 2013. Although early adoption is permitted, the Company has not adopted IFRIC 20 for its year ended December 31, 2011 as IFRIC 20 is not currently applicable to the Company’s operations.

The Company has included the following disclosure in its financial statements for the period ended March 31, 2012, relating to IFRIC 20:

“IFRIC 20 – Stripping Costs in the Production Phase of a Mine clarifies the requirements of accounting for the costs of stripping activity in the production phase when stripping improves the access to further quantities of material that will be mined in future periods. The new requirements are effective for annual periods beginning on or after January 1, 2013 and the Company does not anticipate the amendments to have a significant impact on its consolidated financial statements.”

10.

We note that you have operations in Mexico. Please tell us if you are required to provide benefits to your employees under Mexican labor laws such as severance or profit sharing benefits. If you are required to provide these benefits to your employees in Mexico, please tell us how account for them under IFRS and the extent to which it differed from how you accounted for them under your previous GAAP.

Company Response:

The Company is required under Mexican labour law to provide its employees with profit sharing and severance benefits. The accounting treatments for these types of benefits differ and are outlined below.

May 23, 2012

•

The Company expenses profit sharing benefits in the period in which they are incurred as the Company is obligated to pay them under Mexican law based upon the net income its Mexican subsidiaries. Profit sharing expense is not, and has not been, material to the Company’s operations as at December 31, 2011, December 31, 2010 and January 1, 2010.

•

Severance benefits under Mexican law are only due when employees are terminated without cause. In accordance with IAS 19, the Company only recognizes severance benefits as a liability and an expense when, and only when, the Company is demonstrably committed to terminating the employment of an employee or group of employees. There were no severance benefits payable as at December 31, 2011, December 31, 2010 and January 1, 2010.

There were no accounting differences from how the Company previously accounted for these benefits under previous Canadian GAAP.

Commission Comment:

(v) Revenue, page 13

11.

Please expand your accounting policy to describe how you account for sale arrangements when the sales price is provisional. Additionally explain the aspects of the transaction that are subject to change and how you and when you account for differences between the provisional and final prices. In additional clarify the length of time between the provisional and final sale and whether or not changes in the provisional sales values are made prior to the final sale.

Company Response:

As previously disclosed in Note 3(v) of the Company’s audited annual consolidated financial statements (originally included as Exhibit 99.5 to the Form 40-F, and now Exhibit 99.13 to the Form 40-F/A), the Company’s accounting policy with respect to revenue is as follows:

•

Revenue from the sale of mineral concentrate is recognized when the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer.

May 23, 2012

•

Revenues from mineral sales are initially measured using provisional pricing and are subject to adjustment upon final settlement of weights and assays with final settlement occurring up to 60 days after the shipment date. Adjustments for weights and assays are recorded when results are determinable or on final settlement. All prices were fixed as at December 31, 2011. Refining and treatment charges are netted against revenues from mineral sales.

As at December 31, 2011, December 31, 2010 and January 1, 2010, there were no outstanding sales transactions which were subject to future adjustment for provisional pricing. In addition, during the year ended December 31, 2011, the Company did not have significant sales which occurred subject to provisional pricing. The Company had increased sales during the quarter ended March 31, 2012 under provisional pricing terms, and expanded its disclosure in its first quarterly report as to when these sales occur, the aspect of the sales transaction which is subject to change between the provisional and final price and the length of time between the provisional and final sale.

Commission Comments:

Note 30. Transition to International Financial Reporting Standards, page 35

12.	Revise to provide a reconciliation of equity in accordance with paragraph 24 of IFRS 1.

Company Response:

The Company believes that it is compliant with IFRS 1. Under IFRS 1 there is no prescribed method as to the form of equity reconciliation. The Company feels that the statement of financial position reconciliation provides sufficient detail to enable users to understand the adjustments. Upon transition to IFRS, the Company provided a reconciliation of its statements of financial position as of January 1, 2010 and December 31, 2010. All material IFRS adjustments to equity have been reconciled on the reconciliation of the statements of financial position. The line item was renamed “Share Payment Reserve” from “Contributed Surplus” to be consistent with IFRS terminology.

The adjustments on this line are the disaggregation of Contributed Surplus into Share-Based Payment Reserve and Share Warrant Reserve which was done to better reflect the nature of the items in accordance with IFRS requirements.

13.

We note you have reconciled the entire balance sheet to comply with the reconciliation requirement in paragraph 24 of IFRS 1. We further note certain line items in your financial statements were impacted by more than one adjustment. For example, your property, plant and equipment adjustment of $20,513.378 includes adjustments for errors found in IFRS transition as well as adjustments made for componentization, accounting for exploration and evaluation costs and a change in foreign currency. Please revise disclosure in your notes to provide more granularity of the adjustments so that a readercan see how you arrived at your total adjustment amounts to the extent a financial statement line item is impacted by more than one transition adjustment.

May 23, 2012

Company Response:

The Company believes the reconciliations provided in Note 30 to the consolidated financial statements, as required by IFRS 1, have given sufficient detail to enable users to understand the material adjustments to the statement of financial position and statement of comprehensive income during the Company’s transition from Canadian GAAP to IFRS.

The following information, extracted from Note 30 to the consolidated financial statements provides further clarity as to the composition of the Company’s significant adjustments by line item:

Statement of Financial Position as at January 1, 2010

Property, Plant and Equipment

In the reconciliation of the opening statement of financial position as at January 1, 2010, the Company disclosed an adjustment to property, plant and equipment of $19,275,456 which is the aggregate adjustment of the following components:

•	Note 30(e)(iv) refers to the Company’s IFRS 1 election to apply fair value as deemed cost. The increase to property, plant and equipment due to this election was $1,724,810.

•

Note 30(e)(i) and Note 30(e)(ii) describe the residual adjustments due to a change in the functional currency of the subsidiaries which operate the La Guitarra mine and a change in accounting policy relating to IFRS 6 upon the Company’s transition to IFRS.

Deferred Income Taxes

In the reconciliation of the opening statement of financial position as at January 1, 2010, the Company disclosed an adjustment to deferred income taxes which was described in Note 30(e)(vii).

Share Payment Reserve

In the reconciliation of the statement of financial position as at January 1, 2010, the Company disclosed an adjustment to the share payment reserve. The factors which resulted in the adjustment are referred to in Note 30(e)(vi).

May 23, 2012

Deficit

In the reconciliation of the statement of financial position as at January 1, 2010, the Company disclosed an adjustment to deficit which is the aggregate offsetting amount resulting from the adjustments discussed above.

Statement of Financial Position as at December 31, 2010

Property, Plant and Equipment

In the reconciliation of the statement of financial position for the year ended December 31, 2010, the Company disclosed an adjustment to property, plant and equipment of $20,513,378 which is the aggregate adjustment of the following components:

•	Note 30(e)(iv) refers to the Company’s IFRS 1 election to apply fair value as deemed cost. The increase to property, plant and equipment due to this election was $1,724,810.

•

Note 30(d)(ii) refers to an error in the application of IAS 12 in which property, plant and equipment were overstated by $488,006. Therefore property, plant and equipment decreased by $488,006 due to this adjustment.

•

Note 30(e)(i) and Note 30(e)(ii) describe the residual adjustments due to a change in the functional currency of the subsidiaries which operate the La Guitarra mine and a change in accounting policy relating to IFRS 6 upon the Company’s transition to IFRS.

Goodwill

In the reconciliation of the statement of financial position for the year ended December 31, 2010, the Company disclosed an adjustment to goodwill which was described in Note 30(d)(ii).

Deferred Income Taxes

In the reconciliation of the opening statement of financial position as at December 31, 2010, the Company disclosed an adjustment to deferred income taxes of $4,797,528 which is the aggregate adjustment of the following components:

•

Note 30(d)(ii) refers to an error in the application of IAS 12 in which deferred income taxes were overstated by $1,564,596. Therefore deferred income taxes decreased by $1,564,596 due to this adjustment.

•	Note 30(e)(vii) describes the residual adjustments due to IAS 12 and the change in accounting policy relating to IFRS 6 upon the Company’s transition to IFRS.

May 23, 2012

Share Payment Reserve

In the reconciliation of the statement of financial position for the year ended December 31, 2010, the Company disclosed an adjustment to share payment reserve of $228,640 which is the aggregate adjustment of the following components:

•	Note 30(d)(i) refers to an adjustment to share-based payments upon the transition to IFRS, accounted for under IFRS 2. Therefore, share payment reserve increased by $493,798 due to this adjustment.

•	Note 30(e)(vi) describes the residual adjustment relating to IFRS 2.

Deficit

In the reconciliation of the statement of financial position for the year ended December 31, 2010, the Company disclosed an adjustment to deficit which is the aggregate offsetting amount resulting from the adjustments discussed above.

Commission Comment

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We enclose the Company’s letter of even date herewith containing the requested acknowledgements.

     On behalf of the Company, we thank the Commission for its prompt attention to this matter.

Yours very truly,
/s/ Herbert I. Ono
Herbert (Herb) I. Ono

Enclosures